

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 1, 2008

Mr. Ray Reaves
Chief Executive Officer and
Chief Financial Officer
FieldPoint Petroleum Corporation
1703 Edelweiss Drive
Cedar Park, TX 78613

> **Re: FieldPoint Petroleum Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 4, 2007**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2006**
> **Filed January 22, 2008**
> **Response Letter Dated January 22, 2008**
> **Response Letter Dated April 14, 2008**
> **File No. 001-32624**

Dear Mr. Reaves:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief